UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated June 29, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE

Sibanye-Stillwater enters into strategic exploration partnership to unlock value at its Altar project
Johannesburg, 29 June 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to advise that it has entered into an arrangement agreement (the “Arrangement Agreement”) with Regulus Resources
Inc. (“Regulus”) and a newly formed subsidiary of Regulus, Aldebaran Resources Inc. (“Aldebaran”),
creating a strategic partnership in order to unlock value at its Altar copper-gold project in San Juan
Province, Argentina (“Altar” or the “Altar Project”).
Transaction overview
Under the terms of the Arrangement Agreement, Stillwater Canada LLC, an indirect, wholly-owned subsidiary of Sibanye-Stillwater (“Stillwater Canada”), will enter into an option and joint venture agreement (the “JV Agreement”) with Aldebaran, whereby Aldebaran will have the option to earn into a maximum 80% interest in a wholly-owned subsidiary of Stillwater Canada, Peregrine Metals Ltd.
(“Peregrine”), which owns the Altar Project. Concurrently, Regulus will also spin-out its Rio Grande copper-gold project and other early-stage Argentine mining assets to Aldebaran, including the drill-ready
Aguas Calientes gold-silver project (collectively referred to as the “Arrangement”). Aldebaran has entered into a subscription agreement with Route One Investment Company LLC and certain related investment funds (“Route One”) of San Francisco, whereby Route One has committed to provide initial financing of at least US$30 million to Aldebaran.

Rationale for Sibanye-Stillwater
The consideration to Sibanye-Stillwater, for Aldebaran’s option to acquire up to an 80% interest in the
Altar Project, comprises:
·  An upfront cash payment of US$15 million to Sibanye-Stillwater upon closing of the Arrangement
·  19.9% of the shares of Aldebaran, subject to proration if the initial financing exceeds US$30 million
  (up to a maximum of US$40 million)
·  A commitment from Aldebaran to carry the next US$30 million of spend at the Altar Project over a maximum of five years (inclusive of 2018 drilling that was conducted between February and May of this year) as an initial earn-in of a 60% interest in the Altar Project (the “Initial Earn-in”)
Pursuant to the Arrangement, Aldebaran may also elect to earn into an additional 20% interest in the
Altar Project by spending an additional US$25 million over a three-year period following the Initial Earn-in.
The Arrangement sees Sibanye-Stillwater benefit from upfront proceeds (US$15 million), while retaining a direct interest in the project of either 40% or 20% (should Aldebaran exercise its additional earn in option)
as well as an indirect exposure though its 19.9% shareholding in Aldebaran. In addition, through its shareholding in Aldebaran, Sibanye-Stillwater will have indirect exposure to the Argentine exploration
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

assets that Aldebaran will be acquiring from Regulus as part of the Arrangement, including the Rio
Grande and Aguas Calientes projects, amongst others.

This Arrangement creates a new, well-capitalised, Argentinean focused exploration company,
Aldebaran, which expects to benefit from the synergies derived from exploring a multi project portfolio.
Aldebaran will be led by an experienced management team, who have a track record of creating value in South American projects through advancing these projects up the value curve. The Arrangement is subject to customary conditions for a transaction of this nature.
Sibanye-Stillwater CEO, Neal Froneman commented: “This transaction is consistent with our strategy of maintaining our focus and investment on our core mining operations. We believe Aldebaran possesses the vision, skills and experience to unlock the considerable upside potential of the Altar Project, in which, we will continue to hold a meaningful interest. Consistent with our vision, we believe this partnership with
Aldebaran will deliver value for all stakeholders, as the Altar Project is progressed up the value curve”.
John Black, CEO and a Director of Regulus, stated: “The proposed transaction creates a new, well-
financed company to realize value on our Argentine assets and participate in another major copper-
gold project. The Altar Project already has a very large 43-101 copper-gold resource and we see the potential to materially enhance the value of the project through further discovery and delineation of higher-grade zones. The agreement with Sibanye-Stillwater is designed to provide immediate benefits to shareholders of both companies, as well as exposure to significant future upside potential from an attractive portfolio of exploration projects.”
Future Aldebaran project portfolio
The Altar Cu-Au Porphyry Project is a copper-gold property in San Juan province, Argentina. It is located in the Andes Mountains, approximately 10km from the Argentina-Chile border, and approximately 180km west of the city of San Juan. As at 31 December 2017, Altar contained 2,057 million tonnes of measured and indicated resources at 0.3% copper and 0.1 g/t gold (14.5 billion pounds of copper and 5.2 million ounces of gold) and 557 million tonnes of inferred resources at 0.3% copper and 0.1 g/t gold (3.4 billion pounds of copper and 1.1 million ounces of gold). Further information pertaining to the altar resource can be found on the Company’s website (https://www.sibanyestillwater.com). Sibanye-Stillwater obtained ownership of the Altar project as part of the acquisition of Stillwater Mining Company, however considering the greenfields nature of the project, it is not deemed core to the Sibanye-Stillwater’s strategy of focusing on its producing assets.
The Rio Grande Cu-Au-Ag-Mo Porphyry Project is located in Salta Province in north western Argentina, located along the prominent NW-trending Archibarca Lineament which also controls the location of the world-class Escondida porphyry Cu deposit (BHP-Billiton). The Rio Grande deposit is located approximately 80 km due south of the large Taca Taca porphyry Cu-Mo deposit (First Quantum Minerals)
and approximately 10 km west of the Lindero Au porphyry deposit (Fortuna Silver). An initial NI 43-101 resource estimate was prepared in 2011 on the basis of 78 drill holes (33,015.47 m) and 11,294 m of surface trenches and includes all drilling on the project through to the end of 2008 (Wardrop NI43-101 report of
January 19, 2012). The estimated mineral resource at Rio Grande includes 55.3 million tonnes of indicated
resource at a grade of 0.36 g/t Au and 0.34% Cu (0.64 million oz contained Au and 0.4 billion lbs contained copper) and an inferred resource of 101.1 million tonnes at a grade of 0.31 g/t Au and 0.30% Cu (1.00 million oz contained Au and 0.7 billion lbs contained copper). Regulus completed further extensive additional drilling in 2011 and 2012 at Rio Grande (39,995 m in 48 drill holes) and a short drilling programme was completed at the nearby Cerro Cori target in 2013-14 (1,200 m in 4 holes). For further information pertaining to the Rio Grande Project please refer to the Regulus website
(https://www.regulusresources.com/projects/rio-grande-argentina).
The Aguas Calientes Project is located in north western Argentina in Jujuy Province. Aguas Calientes hosts epithermal precious metals mineralization. The project has had limited previous drilling (2,818 m in 20 drill holes by previous operators) but based on exploration activities undertaken by Regulus, there is sufficient potential to continue exploration activities for a potentially significant target. The project has drill ready targets and has been permitted for a drill programme. For further information pertaining to the Aguas
Calientes Project please refer to the Regulus website
(https://www.regulusresources.com/projects/aguas-calientes-argentina).

A complete summary of the significant drill results from the Altar Project, including drilling in the 2012,
2013, 2016 and 2017 drilling campaigns is available on the Sibanye-Stillwater website at
https://www.sibanyestillwater.com/investors/transactions/altar
.
Ends.

Contacts:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Sponsor: J.P.Morgan Equities South Africa (Proprietary) Limited

COMPETENT PERSONS AND DECLARATION AND CONSENT
Independent consulting companies were contracted to prepare Mineral Resource and Mineral Reserve estimates for the US region. The lead Competent Person for the Altar and Marathon projects is Stanford Foy. Stan is a full-time employee of Sibanye-Stillwater. The Competent Person advises that no material changes have occurred since the compilation of the Alta project 43-101 compliant report, as at 11 October 2013. The Competent Person has sufficient experience relative to the type and style of mineral deposit under consideration. The Competent Person consents and confirmation signatures are presented in the relevant technical reports. The Competent Person consent is given to the disclosure of this resource information in this announcement.

Details of competent person:
Stanford Foy (AIPG CPG 10946)
Job title: Director Corporate Development – Montana
BSc Hons (Geological Eng)

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “may”, “could” “believe”, “anticipate”, “target”, “estimate”
and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the
Group’s Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s
Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018
(SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-
Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: June 29, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer